# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: VAIL RESORTS INC, CIK 0000812011
CUSIP: 91879Q109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 390 Interlocken Crescent, Broomfield, Colorado (CO), 80021
Date of event which requires filing of this statement: 09/11/2026
Filed by CIK 0001317904
Persons authorized to receive notices and communications: Oasis Management Company Ltd., c/o Oasis Management (Hong Kong), 25/F, LHT Tower, 31 Queen's Road Central, Central, Hong Kong (K3), 00000, (852) 2847-7708; Ele Klein & Brandon Gold, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, (212) 756-2000

## Reporting persons
- Oasis Management Co Ltd. (CIK 0001317904): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,199,016; sole dispositive power 0; shared dispositive power 2,199,016; aggregate amount beneficially owned 2,199,016 (6.2% of the class)
- Seth Fischer: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Germany (2M); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,199,016; sole dispositive power 0; shared dispositive power 2,199,016; aggregate amount beneficially owned 2,199,016 (6.2% of the class)
- Robert Chapek: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- M. Ashton Hudson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,350; shared voting power 0; sole dispositive power 1,350; shared dispositive power 0; aggregate amount beneficially owned 1,350 (0% of the class)
- Bryce Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Picabo Street: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: VAIL RESORTS INC
Address of issuer's principal executive offices: 390 Interlocken Crescent, Broomfield, Colorado (CO), 80021

## Item 2. Identity and Background
Name of person filing:
This statement on Schedule 13D (this "Schedule 13D") is filed by:

(i) Oasis Management Company Ltd., a Cayman Islands exempted company ("Oasis Management" or the "Investment Manager"), the investment manager of Oasis Investments II Master Fund Ltd., a Cayman Islands exempted company (the "Oasis Fund"), with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Vail Resorts, Inc. (the "Issuer") held by the Oasis Fund;

(ii) Seth Fischer ("Mr. Fischer"), who is responsible for the supervision and conduct of all investment activities of the Investment Manager, including all investment decisions with respect to the assets of the Oasis Fund, with respect to the shares of Common Stock held by the Oasis Fund;

(iii) Robert Chapek ("Mr. Chapek"), with respect to the shares of Common Stock held directly by him;

(iv) M. Ashton Hudson ("Mr. Hudson"), with respect to the shares of Common Stock held directly by him;

(v) Bryce Roberts ("Mr. Roberts"), with respect to the shares of Common Stock held directly by him; and

(vi) Picabo Street ("Ms. Street"), with respect to the shares of Common Stock held directly by her.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Oasis Management and Mr. Fischer are hereinafter sometimes collectively referred to as the "Oasis Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.

The Oasis Reporting Persons previously reported their beneficial ownership of Common Stock on a statement on Schedule 13G pursuant to Rule 13d-1(b) under the Act but subsequently ceased to beneficially own more than 5% of the outstanding shares of Common Stock.
Residence or business address: The address of the business office of (i) Oasis Management is 4th Floor Anderson Square, 64 Shedden Road, P.O. Box 10324 Grand Cayman, Cayman Islands KY-1103; (ii) Mr. Fischer is c/o Oasis Management (Hong Kong), 25/F, LHT Tower, 31 Queen's Road Central, Central, Hong Kong; (iii) Mr. Chapek is 1243 Ocean Drive, Summerland Key, FL 33042; (iv) Mr. Hudson is 241 Atlantic Blvd., Suite 201, Neptune Beach, FL 32266; (v) Mr. Roberts is 1958 E. Claremont Way, Salt Lake City, UT 84108; and (vi) Ms. Street is 1762 Prospector Ave, Park City, UT 84060.
Present principal occupation or employment: The principal business of: (i) Oasis Management is to serve as investment manager to a variety of private investment funds, including the Oasis Fund; (ii) Mr. Fischer is to supervise and conduct all investment activities of the Investment Manager, including all investment decisions with respect to the assets of the Oasis Fund; (iii) Mr. Chapek is to consult and advise companies in industries including location-based entertainment (both domestically and internationally), media technology, artificial intelligence, private equity real estate, medical technology and health insurance; (iv) Mr. Hudson is Partner of Value Acquisition Fund and Founder and Chairman of Riverwood Asset Management; (v) Mr. Roberts is Founder and Managing Director of INDIE Enterprises and Co-Founder and Managing Director of O'Reilly AlphaTech Ventures; and (vi) Ms. Street is a retired Olympic athlete and Co-Founder of Picabo Street Academy.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship:
Oasis Management is a company organized under the laws of the Cayman Islands. Mr. Fischer is a citizen of Germany. Each of Messrs. Chapek, Hudson and Roberts and Ms. Street is a citizen of the United States.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares of Common Stock held by the Oasis Fund reported herein were purchased with the working capital of the Oasis Fund in open market transactions. A total of approximately $314 million (excluding commissions) was paid to acquire the shares of Common Stock held by the Oasis Fund.

The shares of Common Stock held by the Oasis Fund are held in commingled margin accounts, which may extend margin credit from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock held by the Oasis Fund.

The 1,350 shares of Common Stock held by Mr. Hudson were purchased with his personal funds in open market transactions for an aggregate purchase price of approximately $0.2 million (excluding commissions).

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of Common Stock reported herein because they believe that the shares of Common Stock are undervalued and represent an attractive investment opportunity.

On September 10, 2026, the Oasis Fund delivered to the Issuer a notice (the "Nomination Notice") of its intention to nominate Mr. Chapek, Mr. Hudson, Mr. Roberts, and Ms. Street (collectively, the "Nominees") for election to the Board at the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting").

The Reporting Persons believe the Issuer controls an irreplaceable portfolio of 42 world-class mountain resorts - a collection of scarce, high-quality assets that, in the Reporting Persons' view, is not fully reflected in the Issuer's current valuation relative to its peers. The Reporting Persons believe that a reconstituted Board, bringing fresh perspective and relevant operating experience, would be well positioned to work with management to sharpen the Issuer's focus on guest experience, pricing strategy, marketing effectiveness, and the fuller utilization of its hospitality assets, and that doing so presents a meaningful opportunity to enhance long-term value for all shareholders.

The Reporting Persons further believe there is an opportunity to deepen the Issuer's connection to the guests and communities it serves, including through more accessible entry points to the sport, improved operational efficiency, enhanced food and beverage offerings, stronger partnerships with host mountain communities, and expanded year-round programming.

The Reporting Persons believe that a more engaged and accountable Board will help ensure that the Issuer's strategic and operating decisions appropriately reflect the interests of its guests, employees, local communities, and shareholders.

Each of Mr. Hudson, Mr. Roberts, and Ms. Street has entered into a nomination agreement (the "Nomination Agreements") with the Oasis Fund pursuant to which, among other things, each such Nominee has agreed to become a member of the slate of nominees and stand for election as a director of the Issuer at the 2026 Annual Meeting. The Oasis Fund has agreed to pay the costs of soliciting proxies in connection with the 2026 Annual Meeting and to defend and indemnify such Nominees against, and with respect to, any losses that may be incurred by them in the event they become a party to litigation based on their nomination as candidates for election to the Board and the solicitation of proxies in support of their election. Pursuant to the Nomination Agreements, each such Nominee is entitled to receive a fee of $50,000 following the submission of this Nomination Notice and an additional fee of $50,000 upon the filing with the SEC of a preliminary proxy statement naming such Nominee as a member of the slate, and each such Nominee has agreed to invest an amount equal to the estimated after-tax proceeds of such fees in the Common Stock within five days of receipt thereof (or such longer period as may be required to comply with applicable legal or regulatory requirements). The foregoing description of the Nomination Agreements is qualified in its entirety by reference to the full text of the Nomination Agreements, the form of which is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

Oasis Management has entered into a letter agreement with Mr. Chapek (the "Chapek Agreement"), pursuant to which Mr. Chapek has agreed, among other things, to stand for election as a director of the Issuer and to provide consulting services to Oasis Management with respect to the Issuer. Pursuant to the Chapek Agreement, Oasis Management has agreed to pay Mr. Chapek $100,000 per month, and has agreed to provide Mr. Chapek with a $500,000 forgivable loan to purchase shares of Common Stock in the event he becomes a director of the Issuer. Oasis Management has also agreed to reimburse Mr. Chapek for certain out-of-pocket expenses. The foregoing description of the Chapek Agreement is qualified in its entirety by reference to the full text of the Chapek Agreement, the form of which is attached hereto as Exhibit 99.3 and is incorporated by reference herein.

The Reporting Persons have had and/or expect to have discussions with the Board and management of the Issuer in connection with the Reporting Persons' investment in the Issuer, including, without limitation, discussions concerning the Issuer's assets, corporate governance, Board composition, business, operations, management, strategy and future plans of the Issuer. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners.

Depending on various factors, including, without limitation, the discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, (i) increasing or decreasing their position in the Issuer or the Issuer's investments through, among other things, the purchase or sale of securities of the Issuer or the Issuer's investments, including through transactions involving Common Stock and/or other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer or the Issuer's investments in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable; (ii) entering into transactions that increase or hedge their economic exposure to the Common Stock or the Issuer's investments without affecting their beneficial ownership of Common Stock; and/or (iii) exploring and/or developing plans and/or making proposals (whether preliminary or final) with respect to, among other things, the Issuer's operations, management, Board composition, capital or corporate structure, capital allocation policies, strategy and plans, and a potential strategic review or sale process involving the Issuer or certain of the Issuer's businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and/or (ii) change their position with respect to, or consider or propose one or more of the actions described in, subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 35,633,526 shares of Common Stock outstanding as of June 3, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2026, filed with the SEC on June 8, 2026.

The Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Act, and the "group" may be deemed to beneficially own an aggregate of 2,200,366 shares of Common Stock, representing approximately 6.2% of the outstanding shares of Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: All information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Schedule B hereto and is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons and the Oasis Fund) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

The Oasis Fund has entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash-settled swaps with respect to an aggregate of 477,714 shares of Common Stock (collectively representing economic exposure comparable to approximately 1.3% of the outstanding shares of Common Stock). The Derivative Agreements provide the Oasis Fund with economic results that are comparable to the economic results of ownership but do not provide it or any Reporting Person with the power to vote or direct the voting or disposition of the shares of Common Stock that are referenced in the Derivative Agreements (such shares, the "Subject Shares"). The counterparties to the Derivative Agreements are unaffiliated third-party financial institutions. The Reporting Persons disclaim beneficial ownership in the Subject Shares.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement

Exhibit 99.2: Form of Nomination Agreements

Exhibit 99.3: Form of Letter Agreement

## Signatures
- Oasis Management Co Ltd.: By: /s/ Phillip Meyer, Phillip Meyer, Director (09/16/2026)
- Seth Fischer: /s/ Seth Fischer, Seth Fischer, individually (09/16/2026)
- Robert Chapek: /s/ Robert Chapek, Robert Chapek, individually (09/16/2026)
- M. Ashton Hudson: /s/ M. Ashton Hudson, M. Ashton Hudson, individually (09/16/2026)
- Bryce Roberts: /s/ Bryce Roberts, Bryce Roberts, individually (09/16/2026)
- Picabo Street: /s/ Picabo Street, Picabo Street, individually (09/16/2026)